                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*



                        Aztec Technology Partners, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05480L101
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                                (CUSIP Number)

                              Jonathan J. Ledecky
                          800 Connecticut Avenue, NW
                                  Suite 1111
                             Washington, DC 20006
                                (202) 261-6020
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 11, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)
                              (Page 1 of 7 pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 05480L101                                      Page 2 of 7 Pages
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathan J. Ledecky
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,277,906
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,277,906
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,277,906
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 05480L101                                         Page 3 of 7 Pages
----------------------                                      ------------------

Item 1    Security and Issuer

          This statement relates to the common stock, par value $.001 per share (the "Common Stock") of Aztec Technology Partners, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 50 Braintree Hill Office Park, Suite 220, Braintree, Massachusetts, 02184.

Item 2    Identity and Background

          This statement is filed by Jonathan J. Ledecky ("Ledecky"), an individual. Ledecky's business address is 800 Connecticut Avenue, NW, Suite 1111, Washington, DC 20006. Ledecky's principal occupation is to make investments. Ledecky is a citizen of the United States of America.

          During the past five years, Ledecky (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ledecky was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration

          Ledecky holds stock options pursuant to which he has the right to purchase 865,121 shares of Common Stock at an exercise price of $3.96875 per share. The options become exercisable on June 10, 1999. Under Rule 13d-3(d)(1), Ledecky is deemed to beneficially own all securities which he has the right to acquire within 60 days. Accordingly, Ledecky is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of the 865,121 shares of Common Stock subject to his stock options as of April 11, 1999.

Item 4    Purpose of Transaction

          Ledecky holds the Common Stock for investment purposes. Ledecky, however, reserves the right to and may in the future change his purpose with respect to this investment. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Ledecky may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

          Ledecky is a director of the Issuer. Ledecky presently has no plans or proposals (other than to the extent of his participation in the deliberations of the Issuer's Board of Directors) which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

----------------------                                      ------------------
CUSIP No. 05480L101                                         Page 4 of 7 Pages
----------------------                                      ------------------

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer

          (a) Ledecky is the beneficial owner of 1,277,906 shares of Common Stock, of which 412,785 are outstanding and 865,121 are issuable to Ledecky upon the exercise of outstanding options. Ledecky beneficially owns approximately 5.6% of the Common Stock (assuming there are 22,017,314 shares of Common Stock outstanding).

          (b) Ledecky has sole voting and dispositive power over all of the shares of Common Stock he beneficially owns.

          (c) On March 15, 1999, Ledecky purchased 15,000 shares of Common Stock in the open market at a purchase price of $4.50 per share. Except as otherwise set forth in this statement, Ledecky has not effected any transactions in the Common Stock during the past 60 days.

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CUSIP No. 05480L101                                         Page 5 of 7 Pages
----------------------                                      ------------------

          (d) No person other than Ledecky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ledecky.

          (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          As described in Item 3, Ledecky holds stock options to purchase 865,121 shares of Common Stock. The options, which have an exercise price of $3.96875 per share, become exercisable on June 10, 1999 and expires on June 10, 2008.

Item 7    Material to be Filed as Exhibits

Exhibit                           Description
-------                           -----------

   1 Incentive Stock Option Agreement Granted Under 1998 Stock Incentive Plan, dated as of December 14, 1998, by and between the Issuer and Ledecky.

   2 Nonstatutory Stock Option Agreement Granted Under 1998 Stock Incentive Plan, dated as of December 14, 1998, by and between the Issuer and Ledecky

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CUSIP No. 05480L101                                         Page 6 of 7 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  May 25, 1999             By:   /s/ Jonathan J. Ledecky
                                     -------------------------------------------
                                     Jonathan J. Ledecky

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CUSIP No. 05480L101                                         Page 7 of 7 Pages
----------------------                                      ------------------

                                 EXHIBIT INDEX
                                 -------------


Exhibit                           Description
-------                           -----------

   1 Incentive Stock Option Agreement Granted Under 1998 Stock Incentive Plan, dated as of December 14, 1998, by and between the Issuer and Ledecky.

   2 Nonstatutory Stock Option Agreement Granted Under 1998 Stock Incentive Plan, dated as of December 14, 1998, by and between the Issuer and Ledecky